August 28, 2009

Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	NeoStem, Inc.
Registration Statement on Form S-4
Filed July 15, 2009
File No. 333-160578

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the "Company"), we are responding to the comments contained in the letter, dated August 17, 2009 (the "Comment Letter"), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company's Registration Statement on Form S-4 (Registration No. 333-160578) (the "Registration Statement").  This letter accompanies the Company’s filing of Amendment No. 2 to that registration statement. Enclosed are three courtesy copies of Amendment No. 2, which are marked to show changes from Pre-Effective Amendment No. 1 to the Registration Statement as filed with the Commission on July 22, 2009.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter.  The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.
We note the comment letter from the staff dated July 24, 2009 with respect to your Form 10-K for the fiscal year ended December 31, 2008, filed March 31, 2009. Please be advised that your outstanding comments concerning the Form 10-K must be resolved prior to the effectiveness of the Form S-4 registration statement.

Response:  The Company intends to respond to the July 24, 2009 letter by Monday, August 31, 2009.  We do understand that those comments must be resolved prior to effectiveness of the Form S-4.

2.	We note that you have filed a confidential treatment request regarding a network agreement. Please note that any comments regarding that request will be provided under separate cover.

Response:  The Company has received your comments regarding the confidentiality request on or about August 19, 2009, and is responding to those comments on or about the same day as this letter

Securities and Exchange Commission	August 28, 2009

NeoStem Proposal No. 1, page 86

3.	Please revise to expand the “Background of the Merger” section found on page 86. See item 6 of Form S-4 and Item 1005(c) of Regulation M-A. For example:

•	Provide the dates during which Dr. Smith sat on the CBH advisory board.

•	Provide any specific value amount discussed in meetings between Dr. Smith and Mr. Mao approximately a year and a half ago.

•	Provide dates for the “[f]urther conversations” that “led to the discussion of future medical therapies...”

•	Provide the date when Mr. Mao “began looking into stem cell companies in China.”

•	Explain what transpired between “early 2008” and May 16, 2009.

•	Provide disclosure regarding the negotiations following the letters of intent, including relevant dates and the terms of the offers presented.

•	Describe what transpired between November 2, 2008 and “[b]eginning in 2009.”

•	Disclose the status of the discussions with regard to acquiring an option to purchase Shandong New Medicine.

Response:  The Company has expanded the "Background of the Merger" section beginning on page 84 as requested in Amendment No. 2 to the Form S-4 being filed on August 28, 2009 ("Amendment No. 2") to provide the above disclosures.

Material United States Federal Income Tax Consequences Of The Merger, page 102

4.
It appears that tax matters are material to the transaction for which your registration statement is being filed. Please file the tax opinions by Lowenstein Sandler PC and Troutman Sanders LLP pursuant to Item 601(b)(8) of Regulation S-K.

Response:  Both tax opinions have been filed as exhibits to Amendment No. 2.

5.
Revise to clarify whether this disclosure is covered by counsel’s opinion. If this disclosure is covered by counsel’s opinion, please revise to state which portions are covered and identify counsel’s opinion on each material tax conclusion. We may have further comment.

Response:  The entire "Material United States Federal Income Tax Consequences of the Merger" section is covered by both opinions, except that the Lowenstein Sandler opinion does not cover the section entitled "Material United States Federal Income Tax Consequences of the sale or transfer of Stock of CBC".

Securities and Exchange Commission	August 28, 2009

6.
It was unclear to us why you were unable to conclude whether the transaction would qualify as a reorganization under Section 368(a). Your tax discussion should not assume the tax consequence at issue. You must opine on the material tax issue — whether the transaction qualifies as a reorganization under Section 368(a). Please revise as appropriate.  We may have further comment.

Response:  Amendment No. 2 has been revised to that counsel have opined that the transaction will qualify as a reorganization under Section 368(a).

Fairness Opinion, page 104

7.	We note you indicate that the fairness opinion in Annex C will be filed by amendment. Provide the fairness opinion in your next amendment. We may have further comment.

Response:  The fairness opinion is filed as Annex C in Amendment No. 2.

8.
Please provide the information regarding vFinance Investments, Inc. as would be required by Item 1015(b) of Regulation M-A. Describe the instructions given by NeoStem to vFinance Investments, Inc. and any limitation imposed by NeoStem on the scope of the investigation. See Item 4(b) of Form S-4.

Response:  Additional information has been provided beginning at page 104 of Amendment No. 2.

9.	Please revise to provide more details on how vFinance valued the total consideration offered at a range of $20.2 million to $23.9 million.

Response:  More detail has been provided beginning at page 107 of the enclosed blackline of Amendment No. 2.

10.	Please provide the operating statistics for each individual company used in the comparable public company trading multiple analysis and the comparable mergers and acquisitions multiple analysis.

Response:  The operating statistics have been included beginning at page 114 of the enclosed blackline of Amendment No. 2.

Securities and Exchange Commission	August 28, 2009

11.
Please clarify how you determined that the companies in the comparable public company trading multiple analysis and the comparable mergers and acquisitions multiple analysis were comparable. Provide the criteria used for their selection. In addition, please revise to disclose the revenues and profits for the selected companies and compare them to Erye so that investors can determine whether they are reasonably comparable.

Response:  The additional information has been provided beginning at page 110 of the enclosed blackline of Amendment No. 2.

12.
Please provide more detail on the analysis vFinance used in the comparable public company trading multiple analysis. Address how vFinance derived the set of market-based valuation multiples from the nine selected companies based on the five operating statistics. Also indicate how vFinance derived the range of equity values for Erye between $20.2 million and $49.2 million.

Response:  The additional disclosure has been provided beginning at page 110 of the enclosed blackline of Amendment No. 2.

13.
Please revise to provide more detail on the analysis vFinance conducted in the comparable mergers and acquisitions multiple analysis. Identify the ten transactions that vFinance deemed to be comparable. Clarify how vFinance derived the market-based valuation multiples from the transactions and how vFinance used the multiples to assign value to Erye.

Response:  The additional disclosure has been provided beginning at page 116.

14.	Revise to provide more detail on the discounted cash flow analysis performed by vFinance.

Response:  The additional disclosure has been provided beginning at page 120.

15.	Please disclose the “certain cash flow streams for each of Eyre’s business” in the discounted cash flow analysis.

Response:  The language has been corrected. vFinance did not look at separate cash flow streams, but all cash flow of Erye as a whole.

16.	Please disclose the returns and discount rates used in the discounted cash flow analysis and further describe the bases for arriving at these.

Response:  The additional disclosure has been provided beginning at page 120 of the enclosed blackline of Amendment No. 2.

Securities and Exchange Commission	August 28, 2009

17.	Please disclose the projected future cash flows that resulted from the discounted cash flow analysis.

Response:  The additional disclosure has been provided beginning at page 120 of the enclosed blackline of Amendment No. 2.

Description of Exchange Offer, 293

18.
We note that the Exchange Offer seeks to acquire all outstanding warrants to purchase shares of CBH Common Stock other than warrants held by RimAsia. We also note that subject to the cancellation of RimAsia’s warrants, all of RimAsia’s shares of CBH Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive NeoStem Common Stock and NeoStem Series C Preferred Stock. As it appears that R n Asia is receiving a portion of the merger consideration in exchange for the cancellation of the warrants, please advise us in your response letter how the Exchange Offer is compliant with Exchange Act Rules 14d-l0 and 14e-5.

Response:  Comments 18-26 are no longer applicable.  NeoStem, with the concurrence of CBH, has determined not to proceed with the proposed Exchange Offer.  The Form S-4 has been revised to eliminate any discussion of the Exchange Offer.

19.
We note that Neostem may waive the Warrant Exchange Condition. It would appear that such waiver would constitute a material change. Please be advised that, depending on the number of days remaining in the Exchange Offer, such a change might require Neostem to extend the offer and recirculate new disclosure to warrant holders. Please see Exchange Act Rule 14d-4(d)(l) and footnote 70 of Exchange Act Release 34-23421.

20.
We note the disclosure in the fifth paragraph on page 293 and in the last sentence of the paragraph following the heading “Manner of Delivery” on page 309. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 14d-10 applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section 11.0.1. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 14d-10, or revise the disclosure here consistent with Rule 14d-10.

21.	Please provide the disclosure required by Item 1010(a)(3) and (4) of Regulation M-A. See Item 10 of Schedule TO.

Securities and Exchange Commission	August 28, 2009

How long do I have to tender my warrants.... page 294

22.
Please also confirm in your response letter that the exchange offers will be open for a full 20 business days, as required by Exchange Act Rule 14e-1(a). See Rule 14d-l(g)(3) for additional guidance on the definition of “business day.”

Terms of the Exchange Offer, page 301

23.
Disclosure in the second to last paragraph on page 301 indicates that if all conditions to the Exchange Offer are satisfied or waived prior to the Expiration Time, Neostem will accept all Existing CBH Warrants properly tendered and not withdrawn prior to the expiration of the Exchange Offer and will issue the NeoStem Class C Warrants promptly after the satisfaction of all the conditions to the Exchange Offer. It is unclear whether such disclosure is suggesting that upon Neo stem’s acceptance of Existing CBH Warrants, even if such acceptance occurs prior to expiration of the Exchange Offer, warrant holders will no longer have the right to withdraw the tendered warrants. Such disclosure also appears inconsistent with the first sentence following the caption entitled “Acceptance of Existing CBH Warrants for Exchange; Delivery of NeoStem Class C Warrants” found on page 302 and the second sentence following the caption entitled “Withdrawal Rights”. Please advise and if necessary revise the disclosure to clarify. Refer to Exchange Act Rules 14e-l(a) and 14d-7(a)(1).

Return of Existing CBH Warrants Accepted for Exchange, page 302

24.
Disclosure in this section indicates that if Neostem does not accept any tendered Existing CBH Warrants for any reason set forth in the terms and conditions of the Exchange Offer, the unaccepted Existing CBH Warrant instruments) will be returned to holders “as promptly as practicable” after expiration or termination of the Exchange Offer. Please revise disclosure throughout your filing to comply with Exchange Act Rule 14e-l(c).

Conditions for Completion of the Exchange Offer, page 303

25.
Neostem states in the second paragraph of this section that it will not be required to accept the Existing CBH Warrants that have been tendered, and it may terminate or amend the Exchange Offer or may postpone the acceptance of the Existing CBH Warrants tendered, if at any time prior to the consummation of the Exchange Offer any of the listed events has occurred that, in Neostem’s reasonable judgment, make it inadvisable to proceed with the Exchange Offer, As the bidder, Neostem has the right to waive any listed offer condition. However, if a condition is triggered, Neostem may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, Neostem may be required to extend the offer and recirculate new disclosure to option holders. Please confirm the Neostem’s understanding on both points in your response letter,

Securities and Exchange Commission	August 28, 2009

26.
We note the language in the last paragraph in this section, to the effect that “[o]ur failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.” If an event triggers a listed offer condition, and Neostem determines to proceed with the Exchange Offer anyway, it has waived the offer condition. See our comment above with respect to the possible need to extend the Exchange Offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Exchange Offer, Neostem should inform warrant holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Neostem’s understanding in your response letter,

*****
This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

Alan Wovsaniker

AW: mb

F2827/1
08/28/09 12340625.3

cc:	Catherine M. Vaczy, Esq.